

October 20, 2014

Via E-mail
Alton Perkins
Chief Executive Officer
AmericaTowne, Inc.
353 E. Six Forks Road, Suite 270
Raleigh, North Carolina 27609

> **Re: AmericaTowne, Inc.**
> **Form 8-K**
> **Filed September 23, 2014**
> **File No. 000-55206**

Dear Mr. Perkins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure under Item 5.06 that you are no longer a shell. At this time, we do not agree based on, in part, your financial statements which show no assets, no cash, and no revenues. Please refer to the definition of a shell company under Rule 12b-2 of the Securities Exchange Act. Please revise to state that you continue to be a shell company under Item 2.01, Item 5.06, Management's Discussion and Analysis, and other appropriate places such as your risk factor disclosure discussing Rule 144.

2.   Please revise to include pagination in your amended filing.

Item 1.01 Entry into a Material Agreement

3.   Please revise the final paragraph of this section to clarify that with respect to the agreements entered into with Grandeur and Landmark, no authorized location has yet

been determined according to the agreements. Discuss the implications of this fact with respect to consideration to be received under the respective agreements.

Item 1. Business

Senior Care

4. We note the statistics regarding senior care that you provide in this section of your document. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support.

Risks Related to Ownership of Our Common Stock

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness…

5. Please revise your disclosure to clarify that you did not opt out, and instead elected to take advantage of the extended transition period for complying with new or revised accounting standards. Further, please provide a separate, general, risk factor explaining this election, noting that it allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

6. We note your statement under "Discussion" that you "also rely on future service agreements with Yilaime for revenues, which has not to date produced any significant revenue since our inception." Please amend your filing to provide these service agreements as exhibits, or advise us why you do not believe it is necessary to do so. Please refer to Item 601 of Regulation S-K.

7. We note you disclose you have limited sales of $174,166. Please revise to disclose the source of these sales and whether you have legally binding and enforceable agreements, invoices, or forms of agreement with regard to these sales.

8.	Please expand your disclosure to explain, in detail, the nature of revenues "achieved". Also clarify whether by achieved, you mean earned, as contemplated in ASC 605-10-25-1 (b). We note you did not earn any revenues from inception to June 30, 2014.

Critical Accounting Policies

9.	Please add critical accounting policy disclosure related to revenue recognition, identifying all significant sources of revenue, and your policy for recognizing each.

Management

10.	It appears your CEO is subject to a cease and desist order issued by the State of California – Department of Corporations on March 21, 2008. Please revise to include this disclosure. Refer to Item 401(f) of Regulation S-K regarding disclosure obligations concerning "Involvement in Certain Legal Proceedings."

Item 4. Security Ownership of Certain Beneficial Owners

11.	Please revise to disclose the total number of shares currently outstanding. Refer to Item 403 of Regulation S-K.

Item 10. Recent Sales

12.	We are uncertain why you cross reference Item 1.01 generally. Please revise to include disclosures required under Item 701 of Regulation S-K.

Exhibit 99.1

Unaudited Financial Statements as of June 30, 2014 and for the period from April 22, 2014 (Date of Inception) to June 30, 2014

13.	It appears that Yilaime's acquisition of 100% of the company's common stock in June 2014 should have resulted in push down accounting for the quarter ended June 30, 2014. Please refer to ASC 805-50-S99 and advise us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Counsel, at 202-551-3310, Paul Fischer, Senior Counsel, at 202-551-3415 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director